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CUSIP No. 40413N106                SCHEDULE 13D                Page 1 of 13
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              HCB BANCSHARES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    40413N106
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                            Telephone: (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 2 of 13
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value Partners IV, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

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         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           150,150
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    150,150
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            150,150

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  9.77%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 3 of 13
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Associates, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           150,150
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    150,150
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            150,150

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  9.77%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 4 of 13
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value LLC

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           150,150
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    150,150
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            150,150

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  9.77%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            OO
----------------------------------------------------------------------------

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 5 of 13
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Joseph Stilwell

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           150,150
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    150,150
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            150,150

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  9.77%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
----------------------------------------------------------------------------

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CUSIP No. 40413N106                SCHEDULE 13D                Page 6 of 13
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ITEM 1.   SECURITY AND ISSUER

     This is Amendment No. 3 to the Schedule 13D filed on June 14, 2001 ("Original 13D"), by joint filers Stilwell Value Partners IV, L.P., a Delaware limited partnership ("Stilwell Value Partners IV"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a
Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners IV and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

     This Schedule 13D relates to the common stock ("Common Stock") of HCB Bancshares, Inc. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 237 Jackson Street, Camden, Arkansas 71701-3941. The joint filing agreement of the members of the Group is attached as Exhibit 1.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners IV and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners IV and Stilwell Associates.

     The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

     The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners IV and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners IV and Stilwell Associates.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Stilwell is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The amount of funds expended to date by members of the Group to acquire the shares of Common Stock held was reported in the Original 13D. No further purchases have been made since the date of the filing of the Original 13D.

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CUSIP No. 40413N106                SCHEDULE 13D                Page 7 of 13
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ITEM 4.   PURPOSE OF TRANSACTION

     The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights.

     Members of the Group are filing this Amendment No. 3 to the Original 13D to report that its percentage holding in the Issuer has increased as a result of the Issuer having repurchased 622,825 shares, or approximately 28%, of its outstanding Common Stock since the Group filed its Original 13D in June 2001.

     On August 29, 2001, the Group and the Issuer entered into a Standstill Agreement pursuant to which the Issuer agreed to expand its Board of Directors by one member and to appoint a director to be proposed by the Group. (A copy of the Standstill Agreement is attached as Exhibit 2.) The Issuer also agreed to appoint the Group's director to sit on the Boards of the Issuer's subsidiaries, including HEARTLAND Community Bank. The Issuer also agreed to adopt a target to achieve a return on equity greater than the average for all publicly traded thrifts (excluding mutual holding companies) for the fiscal year beginning July 1, 2002, and every year thereafter. If the Issuer does not achieve this target, it has agreed to retain an investment banking firm to help it to evaluate alternatives to maximize shareholder value. So long as the Issuer achieves the target, the Group has agreed, among other things, to (a) refrain from soliciting proxies to elect an alternate slate to the Board, (b) refrain from interfering with the operational decisions of the Issuer, (c) refrain from making statements critical of the Issuer, and (d) support the election of the Issuer's nominees to the Board. Unless earlier terminated pursuant to its terms, the Standstill Agreement expires on its fifth anniversary.

     On October 18, 2001, pursuant to the Standstill Agreement, the Group's director, Mr. Rich, joined the Board of Directors of the Issuer. Mr. Rich is serving in the class of directors with terms expiring at the 2003 annual meeting of stockholders. Mr. Rich has been an attorney with the law firm of Eppenstein & Eppenstein in New York, New York since 1995.

     Members of the Group reserve their rights to exercise their shareholder rights but only to the extent that such rights are not in violation of the Standstill Agreement. Such rights may include, in the future, without limitation, the rights to: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) meet with management or representatives of the Issuer's Group to discuss ways to maximize shareholder value; (c) contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer; (d) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (e) seek further representation on the Issuer's Board; and/or (f) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

     On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which

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CUSIP No. 40413N106                SCHEDULE 13D                Page 8 of 13
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Northeast  Pennsylvania  Financial Corp.  agreed to acquire SPN and the Stilwell
SPN Group disposed of its shares of SPN on the open market.

     On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

     On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash, and the deal closed for approximately $15.16 per share.

     On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery's assets exceeds its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws to require that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. (In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.) Nevertheless, the Stilwell MONT Group located two individuals qualified to serve under the amended bylaws, and on June 13, 2001, the Stilwell MONT Group noticed its intention to nominate these two qualified individuals to Montgomery's board at the 2001 annual meeting. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the

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CUSIP No. 40413N106                SCHEDULE 13D                Page 9 of 13
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merger of Montgomery into Union. At the  consummation  of the  transaction,  the
Stilwell MONT Group tendered its shares of Montgomery for shares of Union.

     On November 17, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("OTFC"), stating that its purpose in acquiring OTFC's stock was to profit from the appreciation in the market price of its stock through the assertion of shareholder rights. In January 2001, members of the Stilwell OTFC Group met with OTFC's management to propose that the company voluntarily place its nominees on the board. Management rejected the proposal and the Stilwell OTFC Group announced its intention to solicit proxies to elect a board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group, and the Stilwell OTFC Group sued OTFC in Baker County, Oregon. The court ordered OTFC to produce the complete list and to pay $10,000 in attorneys' fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two directors alleging that one had violated OTFC's residency requirement and that the other had allegedly committed perjury while testifying about his co-director in the first suit. Although both suits were dismissed, the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2002, the Stilwell OTFC Group began soliciting proxies from shareholders to elect its nominee, Kevin D. Padrick, to OTFC's Board.

     On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon's federal district court and moved to invalidate the Stilwell OTFC Group's proxies, but the court denied the motion and the election proceeded. On October 12, 2001, at OTFC's Annual Meeting, the shareholders elected Mr. Padrick to the Board by a 2-1 margin. On March 12, 2002, OTFC and the Stilwell OTFC Group entered into a Standstill Agreement pursuant to which, among other things, the parties dropped all pending litigation and OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to maintain a seat for the Stilwell OTFC Group's director, or a replacement director, for five years, and to reimburse a portion of the Stilwell OTFC Group's expenses incurred in the proxy contest. In exchange, the Stilwell OTFC Group agreed to refrain from seeking additional seats on OTFC's Board and to support OTFC so long as the financial goals set forth in the Standstill Agreement have been met.

     On December 14, 2001, certain members of the Group (the "Stilwell ACAP Group") filed a petition with the Michigan Office of Financial and Insurance Services ("OFIS") seeking permission, under the Michigan Insurance Code, to solicit proxies to elect two persons to the Board of Directors of American Physicians Capital, Inc. ("ACAP"). By letter dated January 18, 2002, OFIS Commissioner Frank M. Fitzgerald, finding the petition "persuasive on the merits," approved the petition, granting the Stilwell ACAP Group the authority to solicit proxies without further authorization from OFIS. On January 29, 2002, the Stilwell ACAP Group, noticed its intent to nominate Spencer L. Schneider and Kevin Padrick as directors to fill the two seats expiring at the 2002 annual shareholders meeting. On February 20, 2002, ACAP and the Stilwell ACAP Group entered into an agreement whereby, among other things, ACAP invited Mr. Schneider to immediately become a director and agreed to nominate him at the 2002 annual meeting for a three-year term on its board. Additionally, ACAP's Board agreed to promptly consider using its excess capital to repurchase 15% of ACAP's outstanding shares for each of 2002 and 2003. In exchange, the Stilwell ACAP Group agreed, among other things, to withdraw its notice to nominate two persons at the 2002 annual meeting and to support ACAP's slate of directors at the 2002 annual

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CUSIP No. 40413N106                SCHEDULE 13D                Page 10 of 13
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meeting and at all annual  meetings during the three-year term of the standstill agreement.

     Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,536,364, reported as the number of outstanding shares as of May 2, 2002, on a Form 10-Q dated April 30, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions on The Nasdaq Small Cap Market System.

(A)  Stilwell Value Partners IV

     (a)  Aggregate number of shares  beneficially  owned:  150,150
          Percentage: 9.77%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 150,150
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 150,150

     (c) Since the filing of the Original 13D Stilwell Value Partners IV has not purchased or sold any shares of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners IV, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

(B) Stilwell Associates

     (a)  Aggregate number of shares  beneficially  owned:  150,150
          Percentage: 9.77%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 150,150
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 150,150

     (c) Since the filing of the Original 13D Stilwell Associates sold 700 shares of Common Stock for $14.75 per share, on April 12, 2002.

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CUSIP No. 40413N106                SCHEDULE 13D                Page 11 of 13
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     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C) Stilwell Value LLC

     (a) Aggregate  number of shares  beneficially  owned:  150,150
         Percentage: 9.77%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 150,150
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 150,150

     (c)  Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners IV and Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners IV and Stilwell Associates.

(D)   Mr. Joseph Stilwell

     (a)  Aggregate number of shares beneficially owned: 150,150
          Percentage: 9.77%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 150,150
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 150,150

     (c) Since the filing of the Original 13D Mr. Stilwell has not purchased or sold any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as a general partner

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CUSIP No. 40413N106                SCHEDULE 13D                Page 12 of 13
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and as a managing  and sole  member,  as  described  in this  Schedule  13D, are entitled to an allocation of a portion of profits.

     See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

        Exhibit No.      Description

           1             Joint Filing Agreement.*
           2             Standstill Agreement**


        * Previously filed on June 14, 2001
        ** Previously filed on September 4, 2001

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CUSIP No. 40413N106                SCHEDULE 13D                Page 13 of 13
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 17, 2002

                                        STILWELL VALUE PARTNERS IV, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     STILWELL VALUE LLC
                                                General Partner

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member


                                        STILWELL ASSOCIATES, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     STILWELL VALUE LLC
                                                General Partner

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member


                                        STILWELL VALUE LLC

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member


                                        JOSEPH STILWELL

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        Joseph Stilwell